Exhibit (a)(5)(G)

GALDERMA COMPLETES ACQUISITION OF COLLAGENEX

Lausanne, Switzerland — April 11, 2008 — Galderma Pharma S.A., a global specialty pharmaceutical company focused on dermatology, today announced that its U.S. holding company, Galderma Laboratories, Inc., has completed its acquisition of CollaGenex Pharmaceuticals, Inc. (NASDAQ: CGPI). As a result of the transaction, CollaGenex has become a wholly owned subsidiary of Galderma Laboratories.

“We are pleased to complete the acquisition process and are moving forward quickly to combine the two organizations to enable us to better serve dermatologists and the patients they serve” said Humberto C. Antunes, Chief Executive Officer of Galderma Pharma S.A. “CollaGenex’s oral rosacea therapy will be an important complement to Galderma’s topical products, and the two company’s development pipelines have innovative compounds that have the potential to improve therapy and meet unmet needs.”

CollaGenex’s innovative products complement and enhance Galderma’s portfolio for rosacea. Launched by CollaGenex in 2006 as the first FDA-approved systemic product, Oracea® is the only oral product indicated for the specific treatment of the inflammatory lesions of rosacea, and is a market leader in rosacea treatment products. Galderma’s MetroGel® 1% is the leading topical drug for the treatment of inflammatory lesions of rosacea. Adding to this portfolio, [Col-118 (brimonidine) is an innovative product under development for the treatment of erythema associated with rosacea.

Upon the closing of the acquisition, all remaining outstanding shares of CollaGenex common stock, other than those held by stockholders who properly perfect appraisal rights under Delaware law, were converted into the right to receive $16.60 per share in cash.

About Galderma

Galderma, created in 1981 as a joint venture between Nestlé and L’Oréal, is a fully integrated specialty pharmaceutical company dedicated exclusively to the field of dermatology. The Company has a presence in 65 countries with over 1000 sales representatives and is committed to improving the health of skin with an extensive line of products that treat a range of dermatological conditions including: acne, rosacea, fungal nail infections, psoriasis & steroid-responsive dermatoses, pigmentary disorders, medical solutions for skin senescence and skin cancers. With a research and development center in Sophia Antipolis, France Galderma has one of the largest R&D facilities dedicated exclusively to dermatology. Leading dermatology brands include Differin®, MetroGel® 1%/Rozex®, Clobex®, Tri-Luma®, Loceryl® and Cetaphil®. Recently launched products include Pliaglis™, a topical anaesthetic for dermatologic procedures in the United States, Epiduo®, an innovative combination product for the treatment of acne in Europe and Argentina, and Dysport®, an injectable neuromodulator for the correction of wrinkles in Brazil and Argentina. The Company’s website is www.galderma.com.

About CollaGenex

CollaGenex Pharmaceuticals, Inc. is a specialty pharmaceutical company currently focused on developing and marketing innovative medical therapies to the dermatology market. CollaGenex’s 2007 revenues were $63.6 million, an increase of 141% over 2006 sales of $26.4 million,, driven by the approval of Oracea®. In July 2006, CollaGenex launched Oracea®, the first FDA-approved systemic product for the treatment of inflammatory lesions of rosacea. CollaGenex’s professional dermatology sales force also markets Alcortin® (1% iodoquinol and 2% hydrocortisone), a prescription topical antifungal steroid combination, and Novacort® (2% hydrocortisone acetate and 1% pramoxine HCl), a prescription topical steroid and anesthetic. CollaGenex recently completed a Phase II clinical trial to evaluate COL-118, a topical compound based on the SansRosa™ technology, for the treatment of redness associated with rosacea and other skin disorders. CollaGenex recently acquired the rights to develop and commercialize becocalcidiol, a patented Vitamin D analogue that is currently in Phase II clinical trials for the topical treatment of mild to moderate psoriasis. For more information on CollaGenex please visit CollaGenex’s website at www.collagenex.com, which does not form part of this press release.

Forward Looking Statements

Statements in this press release regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “could,” “could increase the likelihood,” “estimate,” “expect,” “intend,” “is planned,” “may,” “should,” “will,” “will enable,” “would be expected,” “look forward,” “may provide,” “would” or similar terms, variations of such terms or the negative of those terms. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors referred to in the Company’s Quarterly Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission under the section “Risk Factors,” as well as other documents that may be filed by CollaGenex from time to time with the Securities and Exchange Commission as well as related to the satisfaction of the closing conditions in the merger agreement. As a result of such risks, uncertainties and factors, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. CollaGenex is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SansRosa and Oracea are trademarks of CollaGenex Pharmaceuticals, Inc.

Differin, MetroGel, Rozex, Clobex, Tri-Luma, Loceryl, Cetaphil and Epiduo are
trademarks of Galderma.
Novacort and Alcortin A are trademarks of Primus Pharmaceuticals, Inc.

Pliaglis is a trademark of Zars Pharma Inc.

Dysport is a trademark of Ipsen Ltd.

All other trade names, trademarks or service marks are the property of their respective owners.

For further information:

Galderma
Pierre Libmann
Chief Financial Officer
Tel: +33 (0)1 58 86 46 42
e-mail: pierre.libmann@galderma.com

(For U.S. Inquiries):

Dale Weiss
Tel: +1 817 961-5186
e-mail: dale.weiss@galderma.com

CollaGenex
Nancy C. Broadbent
Chief Financial Officer
Tel: +1-215-579-7388

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